

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Mr. Peter Reichard
President
Europa Acquisition, Inc., et al
100 Europa Drive, Suite 455
Chapel Hill, NC 27517

> **Re: Europa Acquisition VI, Inc., File No. 000-54215**
> **Europa Acquisition VII, Inc., File No. 000-54216**
> **Europa Acquisition VIII, Inc., File No. 000-54217**
> **Form 10-12G/A**
> **Filed February 10, 2011**

Dear Mr. Reichard:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue comment one from our letter dated February 4, 2011. Please file the response letters dated January 21, 2011, February 10, 2010, and all future response letters relating to Europa Acquisition VI, Europa Acquisition VII, and Europa Acquisition VIII, as correspondence on EDGAR for each registrant. Additionally, when filing response letters, please ensure the opening paragraph references the correct companies. In this regard, we note you continue to reference Europa Acquisition I-V, Inc. instead of Europa Acquisition VI-VIII, Inc. Finally, please provide us with a written statement from the company acknowledging that:

    - The company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this statement must be signed by the company. It is not acceptable for counsel to provide this statement on the company's behalf.

Management's Discussion and Analysis or Plan of Operation, page 4

2. We note your response to comment three of our letter dated February 4, 2011. We further note that you have included disclosure on page 4 regarding repayment to Mr. Reichard. Please discuss the material terms of your verbal agreement with Mr. Reichard pursuant to which he has agreed to provide funding to the company to cover the costs of investigating and analyzing business combinations for the next 12 months and beyond. Additionally, please disclose whether you are obligated to repay Mr. Reichard. Please also distinguish these loans from the statement that you will meet costs from funds to be *invested* from Peter Reichard.

Current Blank Check Company Experience, page 12

3. We are unable to locate any revision in this section of your registration statement in response to comment seven of our letter dated February 4, 2011. Please advise.

Notes to Financial Statements as of October 31, 2010

Note 4. Going Concern, page F-7

4. Please remove reference to raising additional capital through stockholder loans as you have stated you do not intend to raise additional capital in this way.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Gregg E. Jaclin (*via facsimile at* (732) 577-1188)